FORM 4
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                  _________

              [X] STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
      PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
       SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            OR SECTION 30(f) of the INVESTMENT COMPANY ACT OF 1940



                     Name and Address of Reporting Person*
                     ------------------------------------
                          Donald J. Schneider
                          Schneider National, Inc.
                          P.O. Box 2545
                          Green Bay, Wisconsin  54306

                   Issuer Name and Ticker or Trading Symbol
                   ----------------------------------------
                     Franklin Electric Co., Inc.  (FELE)


       IRS or Social Security Number of Reporting Person (Voluntary)
       -------------------------------------------------------------



                         Statement for Month/Day/Year
                         ----------------------------
                                   4/25/03


               If Amendment, Date of Original (Month/Day/Year)
               -----------------------------------------------



               Relationship of Reporting Person(s) to Issuer
                          (Check all Applicable)
                           --------------------
      X     Director                                 10% Owner
    -----                                     -----

            Officer (Give Title Below)               Other (Specify Below)
    -----                                     -----

                       Individual or Joint/Group Filing
                           (Check Applicable Line)
                            ---------------------
      X    Filed by One Reporting Person
    -----
           Filed by More Than One Reporting Person
    -----

Table I  Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned
-----------------------------------------------------------------------------------------------------------
   1          2        2A         3                4                   5               6             7
Title of    Tran     Deemed   Transaction      Securities           Amount of      Ownership:     Nature of
Security    Date     Exec     Code             Acquired (A)         Securities     Form: Dir      Indirect
(Instr 3)   (M/D/Y)  Date,    (Instr 8)        or Disposed Of(D)    Benficially    (D) or         Beneficial
                     if                        (Instr 3,4,5)        Owned follow   Indirect (I)   Ownership
                     any                                            Report Trans   (Instr 4)      (Instr 4)
                     (M/D/Y)                                        (Instr 3 & 4)
                              Code    V     Amount  A or D  Price
-----------------------------------------------------------------------------------------------------------
Common St                                                           73042          D



-----------------------------------------------------------------------------------------------------------

Table II  Derivative Securities Acquired, Disposed Of, or Beneficially Owned
(Puts, Calls, Warrants, Options, Convertible Securities)
-----------------------------------------------------------------------------------------------------------------------------------
  1        2          3       3A       4          5               6              7              8        9        10          11
Title    Conver-    Trans-   Deem    Trans-     Number           Date          Title &        Price    Number    Own-      Nature
of       sion or    action   Exec    action     of Deri-         Exer-         Amount of      of       of Der-   ership:   of Indir
Deriv-   Exercise   Date     Date,   Code       vative           cisable       Under-         Deriv-   ivative   Form of   Benefic
ative    Price of   (M/D/Y)  if      (Ins 8)    Securi-          & Expir-      lying          ative    Securi-   Dir Sec   Ownershp
Secur-   Deriva-             any                ties             ation         Securities     Secur-   ties      Direct    (Inst 4)
ity      tive                (M/D/Y)            Acquired         Date          (Instr 3 & 4)  ity      Benef     (D) or
(Ins 3)  Security                               (A) or           (M/D/Y)                      (Ins 5)  Owned     Indirect
                                                Disposed of                                            follow    (I)
                                                (D)                                                    Rep Tran  (Ins 4)
                                                (Ins 3,4,5)                                            (Ins 4)
                                                                                       Num
                                                              Date     Expir           of
                                     Code  V    (A)    (D)    Exer     Date    Title   Shrs
-----------------------------------------------------------------------------------------------------------------------------------
Option (Right to Buy) <F1>
         50.45      4/25/03          A          4000                   4/25/13 C Stock 4000   50.45    46000     D
Stock Units <F2>
         1 for 1    4/25/03          A          701                            C Stock 701             1401      D
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/s/ By: Gregg C. Sengstack, Power of Attorney for Donald J. Schneider        April 25, 2003
---------------------------------------------------------------------      ------------------
                      Signature of Reporting Person                               Date





NOTES
-----
<F1> Option grant under the Franklin Electric Co., Inc. Stock Option Plan.
     The reported securities vest on a schedule of 1/3 per year beginning on 4/25/04.
<F2> Pursuant to terms of the Nonemployee Directors' Deferred Compensation
     Plan approved by the board of directors on February 11, 2000, Mr. Schneider elected to receive his 2002 and 2003 board of directors retainers of $35,000 in Franklin Electric Co., Inc. common stock, issuance of such shares deferred until he retires or otherwise leaves the board of directors (e.g. Stock Units). On April 25, 2003, Mr. Schneider was also credited with 8 Stock Units for dividends that would have been paid on such deferred shares. At distribution, Mr. Schneider may elect pursuant to the terms of the Plan to receive his deferred compensation either in shares of Franklin common stock or in cash.





























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